November 13, 2015
VIA EDGAR TRANSMISSION
U.S. Securities and Exchange Commission Division of Investment Management 100 F Street, N.E. Washington, D.C. 20549 Attention: James O'Connor, Esq.
Re:	Recon Capital Series Trust: Currency Hedged DAX Germany ETF and Currency Hedged FTSE 100 United Kingdom ETF
Dear Mr. O'Connor:
Seward & Kissel LLP represents Recon Capital Series Trust (the "Trust") in connection with the Trust's registration statement. On July 9, 2015, the Trust filed Post-Effective Amendment No. 13 to its registration statement pursuant to Rule 485(a) (the "Amendment") in order to add two new series named Recon Capital Currency Hedged DAX Germany ETF (the "Hedged DAX ETF") and the Recon Capital Currency Hedged FTSE 100 United Kingdom ETF (the "Hedged FTSE ETF").
On August 24, 2015, you provided comments on the Amendment (the "Comments"). You noted and we recognize that certain of your comments to the Hedged DAX ETF prospectus apply to similar disclosure in the Hedged FTSE ETF prospectus.
The Comments and the Trust's responses to them are set forth below.
Hedged DAX ETF Prospectus
1.	Under Summary Information – Investment Objective, the Fund states that it "seeks to provide investment results that will closely correspond . . . generally to the price and yield performance of the DAX Total Return Daily Hedged USD Index." Please explain whether the Fund should be regarded as an index fund, as it invests in an index ETF plus currency derivatives.
The Hedged DAX ETF is an index fund because it tracks the DAX Total Return Daily Hedged USD Index (the "Hedged DAX Index") provided by the Deutsche Börse. More information on the index can be found on the Hedged DAX Index provider's website here: http://www.dax-indices.com/EN/index.aspx?pageID=25&ISIN=DE000A161DK3.

James O'Connor, Esq.
November 13, 2015

The constituents of the Hedged DAX Index include both equity securities and currencies (through spot foreign exchange contracts and similar instruments). Recon Capital Advisors, LLC (the "Adviser") is the investment adviser to the Recon Capital DAX Germany ETF (the "Underlying Fund"), which is an index fund that tracks the DAX Index (the "Underlying Index"). The constituents of the Underlying Index are identical to the equity constituents of the Hedged DAX Index.  Therefore, the Hedged DAX ETF can track the equity component of the Hedged DAX Index by either owning each of the constituents of the DAX Index or by owing shares of the Underlying Fund. For the reasons discussed herein, it elects the latter method.  It should be noted that other index funds in the marketplace utilize investments in underlying funds in lieu of direct investments to track indexes.
The Hedged DAX ETF also must track the currency component of the Hedged DAX Index. It does this by directly investing in the foreign exchange contracts (as well as other instruments) that track the currency hedged positions of the Hedged DAX Index.
In summary, a fund can track an index fund in a number of ways, and the fact that a fund like the Hedged DAX ETF utilizes an affiliated ETF in lieu of direct investments to track an index does not disqualify it from being an "index fund."
2.	Under Summary Information – Fund Fees and Expenses, footnote (a) states: "The Fund bears other expenses that are not covered under the management fee, which may vary and affect the total level of expenses paid by the Fund, such as taxes and governmental fees, brokerage fees, commissions and other transaction expenses, costs of borrowing money, including interest expenses, and extraordinary expenses (such as litigation and indemnification expenses)." This language is neither permitted nor required by Item 3. See General Instruction C.3.(b) to Form N-1A.
The Trust has deleted the specified language from footnote (a).
3.	Under Summary Information – Fund Fees and Expenses, footnote (b) states that the "Adviser has contractually agreed to waive Acquired Fund Fees and Expenses through ______, 2016." Please confirm that the waiver will remain in effect for at least one year from the effective date of the registration statement. Please briefly describe who can terminate the arrangement and under what circumstances. See Instruction 3(e) to Item 3 of Form N-1A.
The waiver will remain in effect. Only the board of trustees can terminate the arrangement but only after the first year in which there is a waiver.
4.	Under Summary Information – Example, please disclose that the Example assumes that the Fund's operating expenses are equal to the Total Annual Fund Operating Expenses with no After Fee Waivers and Expense Assumption in the first year and the Total Annual Fund Operating Expenses assuming no waiver thereafter. Otherwise, disclose that the waiver is permanent.

James O'Connor, Esq.
November 13, 2015

The Example assumes that the Hedged DAX ETF's operating expenses in Year 1 reflect the contractual fee waiver; Year 3 does not reflect any fee waiver.
5.	Under Summary Information – Principal Investment Strategies of the Fund, the Fund states that the "Fund achieves its investment objective by investing a substantial portion of its assets in the Recon Capital DAX® Germany ETF" (the "Underlying Fund") and spot foreign exchange contracts designed to hedge against non-U.S. currency fluctuations." Please define "substantial" and explain whether this statement means (a) the Fund will invest a substantial portion in the Underlying Fund and the remainder in spot foreign contracts, or (b) the substantial portion will be in both the Underlying Fund and spot foreign contracts? If the latter, please explain what else will the Fund be invested in. Please also explain whether the Fund expects to hold any securities in the index directly.
The Hedged DAX ETF's investment objective is to track the return of the Hedged DAX Index as closely as possible. To track the equity component of the Hedged DAX Index, the Hedged DAX ETF generally will invest from 80% to 100% of its assets in shares of the Underlying Fund. This range is an estimate as of the date of this letter and may vary in the future depending upon market conditions. It has the flexibility to invest directly in constituents of Hedged DAX Index if such investments, because of market or other conditions, would enhance the Hedged DAX ETF's ability to track the Hedged DAX Index.
To track the hedging component of the Hedged DAX Index, the Hedged DAX ETF generally will invest in foreign exchange contracts. The Hedged DAX ETF may also invest in other instruments in an attempt to track the Hedged DAX Index in an efficient manner.
6.	Under Summary Information – Principal Investment Strategies of the Fund, the Fund states that the Adviser "uses a 'passive' or indexing approach to try to achieve the Fund's investment objective." The strategy only appears to be passive to the extent that the Fund tracks the DAX; the hedging component seems to be active. Please clarify.
The Adviser will use a passive or indexing approach to track both the equity and hedging components of the Hedged DAX Index. With respect to currencies, the Adviser will follow a systematic and rules based approach. Specifically, the Hedged DAX ETF tracks an index component that has hedging as part of its methodology. More information on the DAX Total Return Daily Hedged USD Index by the Deutsche Börse can be found on the provider's website here: http://www.dax-indices.com/EN/index.aspx?pageID=25&ISIN=DE000A161DK3. Thus, active management is not employed when hedging the currencies.
7.	Under Summary Information – Principal Investment Strategies of the Fund, the Fund states that the Adviser "uses a representative sampling indexing strategy to manage the Fund and the Underlying Fund." Given that the Fund uses an indexing approach, please explain why the Fund does not replicate the DAX, which comprises the 30 largest companies in Germany and therefore is readily available for investment. Similarly, contracts to hedge the Euro are readily available. Please explain why the Fund uses a sampling strategy.
As previously noted, the Hedged DAX ETF will replicate the Hedged DAX Index by utilizing the Underlying Fund that has adopted a representative sampling strategy. The Underlying Fund invests in some, but not all, of the relevant constituent stocks that make up the Hedged DAX Index. In general, an index fund that utilizes a sampling strategy would replicate the index in its sector weightings, but without holding every security in the index. Given that the Adviser is utilizing the Underlying Fund, a deep and liquid pass through affiliated ETF, it is considered a sampling (albeit indirect sampling).

James O'Connor, Esq.
November 13, 2015

8.	Under Summary Information – Principal Investment Strategies of the Fund, the Fund states that the "Fund and the Underlying Fund may or may not hold all of the securities in the Index and the Underlying Index, respectively." Please explain why the Fund will invest in securities that are not in the Index, and state the purpose of investing in such securities. All of the component securities of the DAX are readily available.
The Hedged DAX ETF will invest indirectly in securities in the Hedged DAX Index through its ownership of shares of the Underlying ETF. Thus, the Hedged DAX Index will be accessed through a pass through ETF. However, the Hedged DAX ETF retains the flexibility to invest directly in component securities of the Hedged DAX Index if the Adviser is of the view that such investments will allow the Hedged DAX ETF to more closely track the return of the Hedged DAX Index. Furthermore, many index funds are able to track indexes more closely by investing in a subset of the constituents of the index, which reduces expenses.  Expenses generally increase tracking error.
9.	Under Summary Information – Principal Investment Strategies of the Fund, the Fund states that the "Fund generally will invest at least 80% of its assets in the component securities." The Fund is an index fund, and therefore this statement does not conform to a staff position articulated in the adopting release for Rule 35d-1: "We note, however, that the 80% investment requirement is not intended to create a safe harbor for investment company names. A name may be materially deceptive and misleading even if the investment company meets the 80% requirement. Index funds, for example, generally would be expected to invest more than 80% of their assets in investments connoted by the applicable index." It appears that given the nature of the Fund's investments – i.e., large publicly-traded companies – there is no reason for the Fund to use alternative investments, including derivatives, for liquidity or to somehow better track the performance of the index.
The Underlying Fund provides for trading efficiencies (and thus cost savings to the Hedged DAX ETF) and convenience for market makers, Authorized Participants ("APs"), and investors alike in trading the hedged and unhedged version. The Hedged DAX ETF's prospectus language provides the opportunity for APs and the Adviser to trade the Hedged DAX ETF's portfolio securities in the most advantageous way possible during market crises or dislocations. The Hedged DAX ETF is afforded the opportunity to take the shares, Underlying ETF, or other securities to provide the targeted exposure to the Hedged DAX Index. The approach has been recognized in the marketplace where a number of index funds including hedged index ETFs have invested in an underlying fund in lieu of direct securities and have been very successful in tracking the index, achieving efficiencies and gathering assets.
10.	Under Summary Information – Principal Investment Strategies of the Fund, the Fund states that it may invest up to 20% of its assets in certain futures, options and swap contracts. Please confirm that the derivatives in which the Fund invests will have sufficient liquidity for AP process.

James O'Connor, Esq.
November 13, 2015

The Adviser has no knowledge of why the use of futures, options and swap contracts would present liquidity concerns for APs, as these instruments are commonly used in many ETFs to improve the tracking of an index or to eliminate the inefficiencies of other approaches to tracking an index.
11.	Under Summary Information – Principal Investment Strategies of the Fund, the Fund states that it seeks to match the performance of an index of DAX companies that is hedged for translation risk with forwards; that it attempts to do so by investing substantially in an affiliated DAX ETF that tracks an unhedged DAX index; that the Fund will track its hedged index by investing in the affiliated unhedged DAX index ETF, spot currency contracts, "other instruments of the index" and depository receipts; and that the Fund will also invest in derivatives and "securities not included in the index that will help the Fund track the index." Please explain why it is necessary to invest in the affiliated index or any other securities but the DAX companies, and why the Fund does not invest in the DAX companies and liquid currency exchange contracts? Please clarify the reason for this strategy.
Please see the response to Comment 9, which explains the advantages of utilizing an underlying fund instead of direct investments and the acceptance of this approach in the marketplace.
12.	Under Summary Information – Principal Investment Strategies of the Fund, the Fund states: "The Index applies a one- month forward rate to the total value of the non-U.S. dollar denominated securities included in the Index to effectively create a 'hedge' against fluctuations in the relative value of the Euro in relation to the U.S. dollar." Please clarify the meaning of this sentence in plain English.
This sentence states that the Hedged DAX Index will attempt to hedge out or neutralize the changes in relative value between the U.S. dollar and Euro. For example, from the point of view of a U.S. investor who invests in an unhedged ETF with German stocks, the German stocks denominated in the Euro may lose relative value in one month's time because the Euro appreciates in value relative to the U.S. dollar. If the U.S. investor had to sell the German stocks and convert the cash proceeds denominated in Euros into U.S. dollars, he may have suffered a loss because of the drop in value of the Euro the U.S. dollar even if the German stocks had appreciated in value during the month.  If the same U.S. investor had invested in an ETF that hedges the Euro to the U.S. dollar, the one month forward rate contracts during the same period would increase in value, and thus would be designed to offset the loss in relative value of the German stocks because of the Euro's currency appreciation to the U.S. dollar.
13.	Under Summary Information – Principal Investment Strategies of the Fund, the Fund explains the spot market. This explanation of the spot market is too detailed for the summary. Please summarize this explanation in the Summary Information Section and provide the more detailed explanation in the Additional Information About the Fund's Investment Strategies and Risks section (Item 9 of Form N-1A), which is relatively short.
In response to the Staff's comment, the requested changes have been made.

James O'Connor, Esq.
November 13, 2015

14.	Under Summary Information – Principal Investment Strategies of the Fund, the Fund states: "In order to replicate the 'hedging' component of the Index, the Fund intends to enter into spot foreign currency exchange contracts (generally required to be settled within two business days) designed to offset the Fund's exposure to the Euro." The apparent split between replication and representative sampling does not make sense. Please explain why the Fund would use sampling of the DAX. It would seem to be very difficult to replicate the hedging strategies of the Index.
The Hedged DAX ETF's prospectus language provides the opportunity for market makers, APs, and the Adviser to trade the Hedged DAX ETF in the most advantageous way possible during market crises or dislocations. The Hedged DAX ETF is afforded the opportunity to take the Underlying Fund shares or other securities to gain the exposure to Underlying Index.
15.	Under Summary Information – Principal Investment Strategies of the Fund, the Fund explains hedging. This explanation of hedging is too detailed for the summary. Please summarize this explanation in the Summary Information Section and provide a more detailed explanation in the Additional Information About the Fund's Investment Strategies and Risks section (Item 9 of Form N-1A), which is relatively short.
In response to the Staff's comment, the requested changes have been made.
16.	Under Summary Information – Principal Risks of Investing in the Fund, the Fund states: "Hedges are sometimes subject to imperfect matching between the derivative and its reference asset, and there can be no assurance that the Fund's hedging transactions will be effective." Please explain how the Fund uses a replication strategy with respect to the Index's hedging.
The Hedged DAX ETF uses a replication strategy by hedging the daily spot exposure as the Hedged DAX Index dictates. It follows the same rules as the index - the DAX Total Return Daily Hedged USD Index by the Deutsche Börse (http://www.dax-indices.com/EN/index.aspx?pageID=25&ISIN=DE000A161DK3). This approach is commonly used by other currency hedged indexes and ETFs that track such indexes.
17.	Under Summary Information – Principal Risks of Investing in the Fund, the Fund discusses Derivatives Risk. Please disclose which derivatives the Fund will use apart from currency forwards and futures, and explain why the Fund will use them.
The Hedged DAX ETF does not expect to use any derivatives other than currency forwards or futures to gain the underlying exposure to track the Hedged DAX Index. If the Hedged DAX ETF were to use other types of derivatives in a significant manner, the prospectus would be supplemented to describe such derivatives and their risks.

James O'Connor, Esq.
November 13, 2015

18.	Under Summary Information – Principal Risks of Investing in the Fund, in its discussion of Index Tracking Risk, the Fund states that it "incurs operating expenses not applicable to the Index and incurs costs when buying and selling securities, particularly where the Fund must rebalance its securities holdings to reflect changes in the composition of the Index." It appears that the Fund will re-balance to reflect changes in the affiliated fund.
The Underlying Fund seeks to track the Underlying Index, which is not currency hedged. The Hedged DAX ETF will not have to rebalance to track the equity component of the Hedged DAX Index because the Underlying Fund will conduct such re-balancing and the Hedged DAX ETF will in effect achieve that rebalancing indirectly through its ownership of the Underlying Fund shares.  With respect to the currency component of the Hedged DAX Index, the Hedged DAX ETF in effect will have to rebalance in accordance to the rules of the currency hedged index it is seeking to track - the DAX Total Return Daily Hedged USD Index by the Deutsche Börse (http://www.dax-indices.com/EN/index.aspx?pageID=25&ISIN=DE000A161DK3).
19.	Under Summary Information – Principal Risks of Investing in the Fund, in its discussion of Swap Risk, the Fund states: "The Fund may use cleared and over-the-counter ("OTC") swap agreements in addition to other derivatives to hedge currency and otherwise achieve its investment objective." Please explain what the Fund means by "otherwise achieve its investment objective."
The Hedged DAX ETF has revised its prospectus language to describe the Adviser's flexibility to trade the Hedged DAX ETF in the most advantageous way possible during market crises, dislocations and other market events and use all disclosed securities and/or derivatives at its disposal to meet its investment objective. This flexibility is necessary to put the Hedged DAX ETF in the best position to track the Hedged DAX Index as closely as possible in a variety of market environments.
20.	Consider moving the disclosure in the Additional Information About the Fund's Investment Strategies and Risks section to the Summary Information section, and moving the disclosure in the Summary Information section to the Additional Information About the Fund's Investment Strategies. This would conform with the requirements for summary and statutory prospectuses.
In response to the Staff's comment, the Hedged DAX ETF has made the requested changes.
21.	Under Additional Information About the Fund's Investment Strategies and Risk – Principal Investment Strategies, the Fund states that it "generally will invest at least 80% of its assets in the component securities (including indirect investments through the Underlying Fund), spot foreign exchange contracts, other instruments of the Index and in investments that have economic characteristics that are substantially identical to the component securities of the Index (i.e., depositary receipts representing securities of the Index)." Consider revising the "80% investment policy" to state that "the Fund will invest at least 80% of its net assets, plus the amount of any borrowings for investments purposes, in reinsurance-related securities." See Rule 35d-1(d)(2). Basing the test on "assets" may actually set a higher standard than the rule requires. The proposing release to Rule 35d-1 specifically rejected the total assets approach of the previous 65% rule in favor of using net assets, plus borrowings for investment purposes. An 80% test based on total assets may create a more difficult requirement for the Fund than a test based on net assets:
"Total assets may include non-investment assets (such as receivables for shares sold or expense reimbursements) and exclude liabilities that reduce the amount of a company's investments.  Certain types of routine transactions, such as unsettled securities transactions and securities loans, may increase a company's total assets because total assets do not reflect certain liabilities.  These transactions have no net effect on a company's portfolio investments and may result in a company failing to satisfy an 80% investment requirement based on total assets, even though, in effect, 80% of the company's portfolio holdings would be invested in a manner consistent with the company's name.  Basing the 80% investment requirement on net assets rather than total assets is intended to reflect more closely a company's portfolio investments (Proposing Release for Rule 35d-1, IC 22530 (Feb. 27, 1997).

James O'Connor, Esq.
November 13, 2015

The Hedged DAX ETF has revised the "80% investment policy" to state that "the Fund will invest at least 80% of its net assets, plus the amount of any borrowings for investments purposes, in the component securities (including indirect investments through the Underlying Fund), spot foreign exchange contracts, other instruments of the Index and in investments that have economic characteristics that are substantially identical to the component securities of the Index (i.e., depositary receipts representing securities of the Index)."
22.	Under Additional Information About the Fund's Investment Strategies and Risk – Risks of Investing in the Fund, the Fund states: "Investors in the Fund should be willing to accept a high degree of volatility in the price of the Fund's Shares and the possibility of significant losses." Please confirm whether a "high degree of volatility" is really a risk of the DAX.
The Hedged DAX ETF confirms that a high degree of volatility is a risk of the DAX. This risk is seen in the current market environment, where there have been moves of +/- 4% in a single day.
23.	Under Additional Information About the Fund's Investment Strategies and Risk – Risks of Investing in the Fund, in the discussion of Political and Social Risk, the Fund states: "Certain sectors and regions of Germany have experienced high unemployment and labor and social unrest." While the Fund should determine its own risks, high unemployment and labor and social unrest do not seem to be present in Germany currently.
Although high unemployment and labor and social unrest are not currently present in Germany, the Hedged DAX ETF views these as risks because the German economy is correlated to the Euro-Zone, which is currently in a low growth environment, there is an aging population as well as an influx of immigrants seeking refuge from the Middle East. There have been protests recently outside of the European Central Bank which is based in Frankfurt. Those protests have led to certain social unrest which could escalate further.
24.	Under Additional Information About the Fund's Investment Strategies and Risk – Risks of Investing in the Fund, in the discussion of European Economic Risk, the Fund states: "These events have adversely affected the exchange rate of the Euro and may continue to significantly affect every country in Europe, including countries that do not use the Euro." Please explain whether this strengthens the German export economy. It seems one risk is the German export-driven economy competing with less expensive and increasingly more sophisticated developing country manufacturers.
The risk noted is possible; however, it is difficult to predict how such a scenario will impact the stock prices of large German corporations.
25.	Under Additional Information About the Fund's Investment Strategies and Risk – Risks of Investing in the Fund, in the discussion of Derivatives Risk, please state whether the Fund will use derivatives for other than hedging. If not, the risks of currency hedging have been discussed. If so, please explain why it is necessary to use derivatives for investment given the nature of the companies in the index.
The Hedged DAX ETF has revised the disclosure to state that it may use derivatives during market crises or disruptions if there are significant redemptions, creations or other actions that would require the Hedged DAX ETF to use derivatives in order to meet its investment objective.

James O'Connor, Esq.
November 13, 2015

26.	Under Additional Information About the Fund's Investment Strategies and Risk – Risks of Investing in the Fund, the Fund discusses Leverage Risk. Please explain why an index fund is leveraging.
The Hedged DAX ETF has revised the disclosure to state that it does not use leverage but may utilize currency forward and futures contracts for the reasons stated herein and as required by prime brokers and banks.
27.	Under Shareholder Information – Tax Information – Taxes on Distributions, the Fund states: "A distribution will reduce the Fund's NAV per Share and may be taxable to you as ordinary income or capital gain even though, from an economic standpoint, the distribution may constitute a return of capital." Although a distribution in excess of basis may be ordinary income even though paid out of capital, we do not understand where a distribution that is from paid-in capital would be taxed as capital gain.

The sentence you noted above is the third sentence in a paragraph that addresses distributions. The first two sentences of the paragraph relate to distributions that are returns of capital for tax purposes.  The sentence in question relates to distributions that are returns of capital from an economic perspective, not from a tax perspective.  In order to avoid confusion, the sentence in question has been moved to its own paragraph.
28.	Under Shareholder Information – Tax Information – Taxes on Distributions, the Fund states: "A shareholder's ability to deduct capital losses from capital gain distributions received from the Fund may be limited." Please explain whether this statement refers to the fact that short-term capital gains are not eligible for the Schedule D net process.

In response to your comment, we have corrected the sentence in question and revised it to read:

"A shareholder's ability to deduct capital losses realized upon a sale of Shares may be limited."
FTSE Hedged ETF Prospectus
29.	Under Principal Risks of Investing in the Fund, the Fund discusses Securities Lending Risk. Securities lending implicates a number of provisions of the Investment Company Act of 1940 (the "1940 Act"). If the lending agent is an affiliate, there is a problem under Section 17(e)(1), and the staff has given has given no-action relief. If the borrower is affiliated, or if the Fund compensates an affiliated lending agent with a share of the revenues, the fund and affiliate need an order under Section 17d-1. Please disclose where appropriate how the Fund satisfies the requirements of the 1940 Act.
The Hedged DAX ETF has added disclosure explaining how it satisfies the securities lending requirements of the 1940 Act.

James O'Connor, Esq.
November 13, 2015

30.	Under Additional Information About the Fund's Investment Strategies and Risks – Principal Investment Strategies, the Fund states: "The Fund and the Underlying Fund may or may not hold all of the securities in the Index and Underlying Index, respectively." Please explain why the Fund does not hold directly all of the companies in the FTSE 100, and why, based on this description of the Fund's strategy, the Fund is not actively managed. Please explain why the Fund does not simply invest in the FTSE 100 along with a degree of hedging that matches the Index.
The Hedged FTSE ETF will attempt to track the FTSE 100 USD Hedged 100% to USD Index (the "Hedged FTSE Index") by investing in securities in the FTSE 100 Index through ownership of shares of the Recon Capital FTSE 100 ETF (the "Underlying Fund"), an ETF advised by the Adviser. Thus, the FTSE 100 Index will be accessed through the Underlying Fund, a pass-through ETF.  However, the Hedged FTSE Fund retains the flexibility to invest directly in component securities of the FTSE Index if the Adviser is of the view that such investments will allow the Hedged FTSE Fund to more closely track the return of the Index.
31.	Under Additional Information About the Fund's Investment Strategies and Risks – Additional Investment Strategies, the Fund states: "The Fund and Underlying Fund may invest the portion of their total assets not invested in the Index in securities not included in the Index . . . ." Please disclose the purpose of investing in securities not included in the Index.
The Hedged FTSE ETF will invest in securities in the FTSE 100 Index to track such Index's equity constituents through the affiliated Underlying Fund. Thus, the FTSE 100 Index will be accessed through the Underlying Fund, a pass through investment vehicle for these purposes. However, the Hedged FTSE ETF will retain the flexibility to invest directly in component securities of the FTSE Index if the Adviser is of the view that such investments will allow the Hedged FTSE ETF to more closely track the return of the Hedged FTSE Index.
32.	Under Additional Information About the Fund's Investment Strategies and Risks – Risks of Investing in the Fund, the Fund states: "In recent years, the British government has embarked upon reforms in education, transportation, financial services and health services. These reforms have increased the tax burden and created a widening deficit. These two problems have adversely affected the country's economic growth." Please explain whether there is social and labor strife in the United Kingdom.
Currently, there is social and labor strife in the United Kingdom. There is historical precedent and recent events with the election and Scottish Independence further reinforce the social and labor strife.

James O'Connor, Esq.
November 13, 2015

33.	Under Additional Information About the Fund's Investment Strategies and Risks – Risks of Investing in the Fund, in the discussion of Securities Lending Risk, mention the 1/3 limit and the collateral requirements. (See Brinson no-action letter.)
In response to the Staff's comment, the requested disclosure has been added.
Statement of Additional Information
34.	Under Investment Policies and Risks – General, the Funds state: "The Funds are not actively managed, and therefore the adverse financial condition of any one issuer will not result in the elimination of its securities from the securities a Fund holds unless the securities of such issuer are removed from its respective Index." Please explain why a Fund's investments with respect to up to 20% in assets not included in the Index do not amount to active management.
Each of the Hedged DAX ETF and the Hedged FTSE ETF (each a "Fund" and, collectively, the "Funds"), like all index funds, seeks to track the return of its index as closely as possible. In doing so, each Fund will use all available securities and types of investments as commonly used by index managers to meets its investment objective. See answers above to the same effect.
35.	Under Investment Policies and Risks – General, the Funds state that "it is possible that, for periods of time, a Fund may not fully replicate the performance of its respective Index due to the temporary unavailability of certain Index securities in the secondary market or other extraordinary circumstances." Given the nature of the two indices, please explain how this unavailability could occur.
While the Underlying Fund holds securities that generally are highly liquid, extraordinary circumstances in the marketplace or governmental intervention could make them temporarily unavailable.
36.	Regarding the disclosure under Investment Policies and Risks – Derivatives Risk, the Division of Investment Management has provided guidance about derivative-related disclosure by investment companies in a letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010. That letter provides that such disclosure should:
·	be in plain English;
·	identify specifically all of the derivatives in which the fund intends to invest as part of its principal investment strategy;
·	be tailored to the fund's specific use of derivatives, the extent of their use, and their related risks;
·	provide investors with a specific risk profile of the fund's derivatives investments, rather than a list of risks of various derivative strategies;
·	explain the purpose of the fund's derivatives trading; and
·	address the degree of economic exposure (not just the amount invested).
Please present the Fund's derivative disclosure throughout the prospectus in substantial conformity with this guidance.  This disclosure should be reviewed on an ongoing basis to assess its completeness and accuracy in light of the Fund's actual use of derivatives.
In response to the Staff's comment, the Funds have revised the derivatives-related disclosure to conform to the guidance in the above-mentioned letter.
37.	Under Investment Restrictions, the Trust states: "Each Fund may not make loans, except that a Fund may . . . (iv) participate in an interfund lending program with other registered investment companies." Section 17(a)(3) of the 1940 Act prohibits any affiliated person of a registered investment company, or affiliated person of an affiliated person, from borrowing money or other property from the registered investment company. Section 21(b) of the 1940 Act prohibits any registered management company from lending money or other property to any person, directly or indirectly, if that person controls or is under common control with that company. A Fund cannot engage in interfund lending without relief from these provisions. Please disclose whether the Funds have such exemptive relief.
The Funds have retained this disclosure in the event they receive exemptive relief permitting them to participate in an interfund lending program with other registered investment companies.
38.	In the table under Board of Trustees of the Trust – Independent Trustees, disclosure of the principal occupation during the past five years does not cover the full five-year period. Please state specifically what each director has been doing for the past five years.
The Funds have revised the disclosure to cover the full five-year period.

James O'Connor, Esq.
November 13, 2015

We trust that the information provided in this letter addresses the Staff's comments.  If you have any questions or comments concerning the foregoing, please feel free to telephone me at 202-661-7141.

Sincerely,
SEWARD & KISSEL LLP

By            /s/ Bibb L. Strench
Bibb L. Strench
Counsel

Cc:               Garrett K. Paolella
Trustee, President, Chief Executive Officer, Chief Financial Officer and Secretary
Recon Capital Series Trust